UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549





                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934


                      CROWLEY, MILNER AND COMPANY
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                              228093-10-0
                            (CUSIP Number)

                          Paul R. Rentenbach
                          Dykema Gossett PLLC
                        400 Renaissance Center
                        Detroit, Michigan 48243
                            (313) 568-6973
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                           December 8, 1997
        Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ]
































CUSIP No.228093-10-0

1.     Name of Reporting Person:   Joseph C. Keys
       S.S. or I.R.S. Identification No. of Above Individual (optional):
      N/A

2.     Check the Appropriate Box if a Member of a Group:
               (a)    [  ]
               (b)    [  ]

3.     SEC Use Only

4.     Source of Funds:   00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
               [  ]

6.     Citizenship or Place of Organization:   United States

      Number of Shares    7.  Sole Voting Power
                              129,512.5
      Beneficially        8.  Shared Voting Power
                               -0-
      Owned by Each       9.  Sole Dispositive Power
                              129,512.5
      Reporting Person   10.  Shared Dispositive Power
                 With          -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
               129,512.5

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares
               [   ]

13.    Percent of Class Represented by Amount in Row (11)
               8.4%

14.    Type of Reporting Person:  IN
































CUSIP NO. 228093-10-0

ITEM 1.Security and Issuer

       The title of the class of equity security to which this statement relates is the Common Stock, (the "Common Stock") of Crowley, Milner and Company, a Michigan corporation (the "Issuer"), whose principal executive offices are located at 2301 West Lafayette, Detroit, Michigan 48216.

ITEM 2.Identity and Background

       This statement is filed by Joseph C. Keys, 701 North Oxford, Grosse Pointe Woods, Michigan 48236, a United States citizen. Mr. Keys's present principal occupation is that of a Buyer for the Issuer and he also serves as a director of the Issuer. The principal business of the Issuer is that of operating speciality retail stores. During the last five years, Mr. Keys has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.Source and Amount of Funds or Other Consideration

       Substantially all of the Common Stock to which this Schedule 13D relate were acquired by Mr. Keys by operation of law, and were inherited by him from certain family members now deceased. Mr. Keys purchased 170 shares in open market transactions more than five years ago.

ITEM 4 Purpose of Transaction

       Mr. Keys intends to hold all of the Common Stock to which this
Schedule 13D relates for investment purposes. Mr. Keys intends to review on a continuing basis his investment in the Issuer and the Issuer's business and prospects. Mr. Keys is not currently considering the acquisition, directly or indirectly, of additional shares of Common Stock, but may consider disposing of some or all of the shares of Common Stock to which this Schedule 13D relates from time to time in the future in order to diversify his investment portfolio. At present, Mr. Keys has no specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.Interest in Securities of the Issuer

       (a) Mr. Keys owns of record and beneficially 129,512.5 shares of Common Stock. Based on the Issuer's representation that it had 1,544,462 shares of Common Stock issued and outstanding as of December 11, 1997, Mr. Keys may be deemed to be the beneficial owner of 8.4% of the Issuer's outstanding shares of Common Stock.

       (b)     See the response to (a) above.

       (c) The only transactions in the Common Stock by Mr. Keys during the past 60 days were the sale of 600 shares of Common Stock on December 4, 1997, for an aggregate sales price of $5,575.02 (an average price of $9.2917 per share), in an open market transactions.

       (d)     Not applicable.

       (e)     Not applicable.

ITEM 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       None.

ITEM 7.Material to Be Filed as Exhibits

       None.


                               SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      /S/ JOSEPH C. KEYS
                                          Joseph C. Keys

Dated: December 16, 1997